Exhibit 99.1

SYSTEMS XCELLENCE NAMES ALLSCRIPTS CFO
TO BOARD OF DIRECTORS

LOMBARD, Illinois, January 23, 2007 - SXC Health Solutions Inc., a leading provider of healthcare information technology, processing services and benefits management solutions throughout the pharmaceutical supply chain, is pleased to announce that William J. Davis, 39, the Chief Financial Officer of Chicago-based healthcare information technology provider Allscripts, has joined the Board of Directors and Audit Committee of its parent company, Systems Xcellence Inc. (NASDAQ:SXCI; TSX:SXC). This appointment brings the Board to six members with Mr. Davis filling the vacancy left by Mr. Michael Callaghan’s departure announced January 2, 2007.

"Through his financial acumen and deep industry experience, Bill has been a major contributor to Allscripts’ remarkable four-year string of successes,” said Gordon S. Glenn, Chairman and Chief Executive Officer of SXC. “We look forward to leveraging his experience in healthcare IT and the U.S. financial markets to help drive SXC’s continuing success.”

"I am honored to have been asked to join the SXC Board and I am excited to work with this exceptional management team in a company with such strong prospects for sustained profitable growth," said Mr. Davis. "The pharmaceutical marketplace is undergoing a significant amount of change and SXC is uniquely positioned to provide innovative solutions and services that address the clinical and operational needs of both health plan sponsors and pharmacies."

Mr. Davis joined Allscripts as CFO in October 2002 and is responsible for all of its financial operations, as well as its human resource and management information system operations. As CFO, Mr. Davis was responsible for developing a comprehensive five-year operating plan that has resulted in the company delivering profitable results in 2004, 2005 and 2006. When Mr. Davis arrived in 2002, Allscripts had fewer than 200 employees, revenues of close to $70 million and a market capitalization of approximately $120 million. Today, Allscripts has over 900 employees with revenues that are expected to exceed $300 million in 2007 and a market capitalization of approximately $1.5 billion.

Prior to joining Allscripts, Mr. Davis was the CFO of Lante Corporation, a leading technology consulting firm. Mr. Davis helped lead the company's Initial Public Offering in February 2000 and its subsequent sale to SBI and Company in September 2002.

From 1991 through 1999, Mr. Davis was in the Technology Group of PriceWaterhouseCoopers LLP. Two of those years were spent in PwC's National Technical Group in New York, NY, where he focused on emerging technical issues, including software revenue recognition and the SEC's proposals on the company registration process and use of plain English.

Mr. Davis earned his Bachelors degree in Accounting from The University of Cincinnati and his Masters of Business Administration from Northwestern University. Mr. Davis also is a Certified Public Accountant. An avid runner and family man, Mr. Davis, lives in Chicago, IL with his wife and three children.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is the U.S. subsidiary of Systems Xcellence Inc. and is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with other facilities in Scottsdale, Arizona; Warminster, Pennsylvania; Atlanta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
SXC Health Solutions	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com